Exhibit (a)(1)(C)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SYNACOR, INC.

at

$2.20 Net Per Share of Common Stock

Pursuant to the Offer to Purchase, dated as of March 3, 2021 by

SY MERGER SUB CORPORATION

an indirect wholly-owned subsidiary of

CLP SY HOLDING, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON MARCH 30, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER

TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

March 3, 2021

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

We have been engaged by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Synacor, Inc., a Delaware corporation (“Synacor”), at a purchase price of $2.20 per Share, net to the seller in cash, without interest thereon and less any applicable withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 3, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 14 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.

A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered by mail or overnight courier to American Stock Transfer & Trust Company, LLC (the “Depositary”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4.	Synacor’s Solicitation/Recommendation Statement on Schedule 14D-9;

5.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on March 30, 2021, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 10, 2021 (the “Merger Agreement”), by and among Parent, Purchaser and Synacor. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Synacor (the “Merger”), without a vote of the stockholders of Synacor, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Synacor continuing after the Merger as the surviving corporation and as an indirect wholly-owned subsidiary of Parent.

The Offer is not subject to any financing condition. The Offer, and the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered (and not properly withdrawn) prior to the Expiration Date, that number of Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding (the “Minimum Condition”). For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL) prior to the Expiration Date are excluded. The Offer is also subject to other conditions as described in Section 14, entitled “Conditions of the Offer,” of the Offer to Purchase.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer through DTC, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3, entitled “Procedure for Tendering Shares,” of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

The board of directors of Synacor unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are fair to and in the best interests of Synacor and its stockholders, (ii) approved and declared it advisable for Synacor to enter into the Merger Agreement and the Transactions, (iii) resolved to recommend that Synacor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) authorized and approved the execution, delivery and performance by Synacor of the Merger Agreement and the consummation of the Transactions, and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the consummation of the Offer without a vote of Synacor’s stockholders.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

D.F. King & Co, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, Parent, the Information Agent, the Depositary or Synacor or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders (toll-free): (877) 283-0319

Banks and Brokers: (212) 269-5550

Email: SYNC@dfking.com